FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                October 19, 2007

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: October 19, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary





                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Smith & Nephew plc


2. Name of shareholder having a major interest


Legal & General Group plc


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Non-beneficial


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Legal & General Assurance (Pensions Management) Limited (PMC)

................................................................


5. Number of shares / amount of stock acquired


6. Percentage of issued class



7. Number of shares / amount of stock disposed


699,888


8. Percentage of issued class


0.1%


9. Class of security


Ordinary shares of US 20 cents


10. Date of transaction


16.10.07


11. Date company informed


18.10.07


12. Total holding following this notification

36,711,081


13. Total percentage holding of issued class following this notification

3.98%


14. Any additional information


................................................................

15. Name of contact and telephone number for queries


Phil Higgins - Assistant Company Secretary

020 7960 2228

16. Name and signature of authorised company official responsible for making this notification

Phil Higgins - Assistant Company Secretary

Date of notification

19.10.07



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